UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Vape Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

91912N105

(CUSIP Number)

Kyle Tracey

c/o Vape Holdings, Inc.

21822 Lassen St., Suite A

Chatsworth, California 91311

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 11, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kyle Tracey
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,442,136(1)
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 1,442,136(1)
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,442,136(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Includes 87,500 shares of common stock issuable upon exercise of the vested portion of stock options issued on December 22, 2014 (or to be exercisable within 60 days hereof) and 500,000 shares of Series A Convertible Preferred Stock issued to Hive Ceramics, LLC of which Mr. Kyle Tracey is the sole managing member with sole voting and dispositive power. Each share of Series A Convertible Preferred Stock is currently convertible into one share of common stock of the Company.

(2) Based on a tota of 11,971,005 shares of the Company’s common stock outstanding as of May 15, 2015, including the securities set forth in Note 1 above which are deemed outstanding for purposes of computing the percentage of outstanding securities on this Schedule 13D/A.

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This Schedule 13D/A No. 1 (this “Schedule 13D/A”) amends the following section of the Schedule 13D filed with the Securities and Exchange Commission on December 2, 2014 (the “Schedule 13D”).

Item 2.  Identity and Background.

This Schedule 13D/A is being filed by Kyle Tracey, a citizen of the United States of America (the “Reporting Person”). The Reporting Person serves as a director and Chief Executive Officer of the Company. The Reporting Person’s business address is c/o Vape Holdings, Inc., 21822 Lassen St., Suite A, Chatsworth, California 91311.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is supplemented and amended by the information below.

Issuance of Stock Options

On December 22, 2014, the Reporting Person was granted 175,000 options to purchase common stock of the Company (the “Options”). The Options are exercisable at $0.70 per share which was the fair market value of the Common Stock on the date of grant and vest 25% at issuance and 25% each subsequent 6 month period.

Issuance of Common Stock Grant Pursuant to Board Action

On March 12, 2015, the Reporting Person was issued 30,000 shares of restricted common stock of the Company pursuant to a year-end bonus stock grant authorized by the Board.

On March 12, 2015, the Reporting Person was issued 100,000 shares of restricted common stock of the Company pursuant to a Board Compensation Plan adopted by the Board. Pursuant to the Plan, directors of the Company were granted 400,000 shares of restricted common stock per year, which shares vest quarterly, to compensate directors for their services to the Company. The stock grant will be authorized at the beginning of each fiscal year and the shares will vest on the last day of each fiscal quarter that the director continues in their position on the Board. The 100,000 shares issued to the Reporting Person are for services rendered as director for Q1 of this fiscal year. This Board Compensation Plan has since been amended to apply only to independent directors and has been reduced to 25,000 shares per quarter. The Reporting Person will not qualify for future stock issuances under the Board Compensation Plan.

Issuance of Common Stock for Services Rendered

On March12, 2015, Mr. Kyle Tracey was issued 97,898 shares of restricted common stock of the Company as payment of accrued but unpaid salary of $59,717.85 owed through December 31, 2014. The shares issued to the Reporting Person were valued at $0.61 per share, the fair market value of the Company’s common stock on the date of issuance.

Surrender of Common Stock

On January 27, 2015, pursuant to a settlement agreement with certain shareholders, the Reporting Person was transferred 100,000 shares of the Common Stock of the Company. The shares were valued at $0.79 per share, the fair market value on the date of the transfer.

On May 11, 2015, The Reporting Person entered into a Stock Surrender Agreement with the Corporation whereby The Reporting Person agreed to surrender all legal right, title and interest in the above 100,000 shares of common stock of the Corporation to the Corporation. The shares were originally assigned to The Reporting Person pursuant to a settlement by and between the Corporation and certain shareholders and related parties. The shares were retained by the Corporation and will be designated as treasury stock.

Surrender of Stock Options

Collectively, officers, employees, and consultants of the Company decided to surrender 1,000,000 options to purchase the Company’s common stock granted from the 2014 Plan for the purpose of making options available for future strategic grants. The Reporting Person agreed to forfeit 190,000 incentive statutory options with an exercise price of $1.66. The Company cancelled these options on May 11, 2015.

The beneficial ownership of Common Stock reported in this Schedule 13D/A by the Reporting Person is based on the Reporting Person’s ownership of Common Stock, and assumes a total of 11,971,005 shares of the Company’s Common Stock outstanding as of May 15, 2015, including the securities set forth in Note 1 above which are deemed outstanding for purposes of computing the percentage of outstanding securities on this Schedule 13D/A.

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Item 5.  Interest in Securities of the Issuer.

Item 5 of Schedule 13D is supplemented and amended by the information below.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D/A, which disclosure is incorporated herein by reference.

As of June 2, 2015, the Reporting Person beneficially owned 1,442,136 shares of Common Stock (the “Shares”), including 587,500 shares of Common Stock that may be acquired by the Reporting Person within 60 days of June 2, 2015 pursuant to the conversion of the HIVE Ceramics LLC Series A Preferred Stock and vesting of 87,500 Options to purchase the Company’s Common Stock. Since 11,971,005 shares of Common Stock were outstanding as of May 15, 2015, including the securities set forth in Note 1 above which are deemed outstanding for purposes of computing the percentage of outstanding securities, the Shares constitute approximately 12.0% of the shares of Common Stock

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Reference is made to the disclosure set forth under Items 3, 5 and 7 of this Schedule 13D/A, which disclosure is incorporated herein by reference.

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Item 7.  Material to be Filed as Exhibits.

Exhibit 7.1 Stock Surrender Agreement, dated May 11, 2015, by and among Vape Holdings, Inc., Kyle Tracey, Joe Andreae and Benjamin Beaulieu. Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2015.*

Exhibit 10.2 Form of Option Surrender Agreement. Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2015.*

* Previously filed.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2015

/s/ Kyle Tracey
Kyle Tracey

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